Exhibit 4.1

PRO-PHARMACEUTICALS, INC.

NON-QUALIFIED STOCK OPTION AGREEMENT

FOR

PETER G. TRABER, M.D.

1. Grant of Option. Pro-Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby grants, as of March 7, 2011 (the “Grant,” and such date, the “Grant Date”), to Peter G. Traber, M.D. (the “Optionee”) an option (the “Option”) to purchase up to 5,000,000 shares of the Company’s common stock, $0.001 par value per share (the “Shares”), at an exercise price per share equal to $1.16 (the “Exercise Price”). The Option shall be subject to the terms and conditions set forth herein. The Optionee hereby agrees to be bound by all of the terms and conditions hereof and all applicable laws and regulations.

2. Status of Shares. The Optionee hereby acknowledges that upon exercise of this Option the Shares shall constitute “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933 (the “Act”) and may not be offered and sold unless registered under the Act or pursuant to an applicable exemption from the registration requirements of the Act and applicable state law.

3. Exercise Schedule. Except as otherwise provided in Sections 6 or 9 of this Agreement, the Option is exercisable in installments or as of certain milestones as provided below, which shall be cumulative. To the extent that the Option has become exercisable with respect to a number of Shares as provided below, the Option may thereafter be exercised by the Optionee, in whole or in part, at any time or from time to time prior to the expiration of the Option as provided herein. The following table indicates each date (the “Vesting Date”) upon which the Optionee shall be entitled to exercise the Option with respect to the number of Shares granted as indicated beside the date, provided that the Continuous Service (defined below) of the Optionee continues through and on the applicable Vesting Date:

Number of Shares	Vesting Date
750,000	Grant Date
additional 625,000	First anniversary of Grant Date
additional 625,000	Second anniversary of Grant Date
additional 500,000	Third anniversary of Grant Date
additional 500,000	Fourth anniversary of Grant Date
additional 1,000,000	Fifth anniversary of Grant Date

Such Vesting Dates notwithstanding, the Option becomes exercisable with respect to 1,750,000 of the foregoing 4,000,000 Shares upon the occurrence of milestone events as follows:

250,000 Shares as of the date the Company issues its audited financial statements for any financial year that reports gross revenues of at least fifty million dollars ($50,000,000) for such financial year;

250,000 Shares as of the date of written approval from the U.S. Food and Drug Administration (“FDA”) for each of up to two investigational drug applications, or INDs, filed by the Company for commencement of human clinical trials;

250,000 Shares as of the date of written approval from the FDA for each of up to two new drug applications, or NDAs, filed by the Company for any drug or drug delivery candidate;

500,000 Shares as of the date on which the non-affiliate market capitalization of the Company (i.e., public float or “Market Capitalization”) equals or exceeds one billion dollars ($1,000,000,000) on any ten (10) trading days within a twenty (20) consecutive trading day period by reference to the closing price of the Company’s common stock as listed or quoted on any national securities exchange, OTC Bulletin Board or other well-recognized public trading market, as reported by Bloomberg L.P. or other widely-used service (the “Public Float Test”).

The Option with respect to the remaining 1,000,000 of the 5,000,000 Shares is a “bonus,” the Vesting Dates for which are as follows:

500,000 Shares as of the date the Public Float Test demonstrates that the Market Capitalization equals or exceeds five billion dollars ($5,000,000,000), and

500,000 Shares as of the date the Public Float Test demonstrates that the Market Capitalization equals or exceeds ten billion dollars ($10,000,000,000).

Except as otherwise specifically provided herein, there shall be no proportionate or partial vesting in the periods prior to each Vesting Date, and all vesting shall occur only on the appropriate Vesting Date. Upon the termination of the Optionee’s continuous service (“Continuous Service”) as Chief Executive Officer and President of the Company or any subsidiary or other related entity, or such other office as the Board of Directors (the “Board”) may approve any unvested portion of the Option shall terminate and be null and void.

4. Method of Exercise. The vested portion of this Option shall be exercisable in whole or in part in accordance with the exercise schedule set forth in Section 3 hereof by written notice which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements as to the holder’s investment intent with respect to such Shares as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Secretary of the Company. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised after both (a) receipt by the Company of such written notice accompanied by the Exercise Price and (b) arrangements that are satisfactory to the Committee (defined below) in its sole discretion have been made for Optionee’s payment to the Company of the amount, if any, that is necessary to be withheld in accordance with applicable Federal or state withholding requirements. No Shares shall be issued pursuant to the Option unless and until such issuance and such exercise shall comply with all relevant provisions of applicable law, including the requirements of any stock exchange upon which the Shares then may be traded.

5. Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee: (a) cash; (b) check; or (c) to the extent permitted by the Committee, with Shares owned by the Optionee, or the withholding of Shares that otherwise would be delivered to the Optionee as a result of the exercise of the Option or (d) pursuant to a “cashless exercise” procedure, by delivery of a properly executed exercise notice together with such other documentation, and subject to such guidelines, as the Committee shall require to effect an exercise of the Option and delivery to the Company by a licensed broker acceptable to the Company of proceeds from the sale of Shares, or (e) such other consideration or in such other manner as may be determined by the Committee in its absolute discretion.

6. Termination of Option.

(a) General. Any unexercised portion of the Option shall automatically and without notice terminate and become null and void at the time on the tenth anniversary of the Grant Date.

(b) Cancellation. To the extent not previously exercised, (i) the Option shall terminate immediately in the event of (A) the liquidation or dissolution of the Company, or (B) any reorganization, merger, consolidation or other form of corporate transaction in which the Company does not survive or the Shares are exchanged for or converted into securities issued by another entity, or an affiliate of such successor or acquiring entity, unless the successor or acquiring entity, or an affiliate thereof, assumes the Option or substitutes an equivalent option or right, and (ii) the Committee in its sole discretion may by written notice (“cancellation notice”) cancel, effective upon the consummation of any transaction that constitutes a Change in Control (defined below), the Option (or portion thereof) that remains unexercised on such date. The Committee shall give written notice of any proposed transaction referred to in this Section 6(b) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after approval of such transaction), in order that the Optionee may have a reasonable period of time prior to the closing date of such transaction within which to exercise the Option if and to the extent that it then is exercisable (including any portion of the Option that may become exercisable upon the closing date of such transaction). The Optionee may condition his exercise of the Option upon the consummation of a transaction referred to in this Section 6(b).

7. Transferability. Unless otherwise determined by the Committee, the Option granted hereby is not transferable otherwise than by will or under the applicable laws of descent and distribution, and during the lifetime of the Optionee the Option shall be exercisable only by the Optionee, or the Optionee’s guardian or legal representative. In addition, the Option shall not be assigned, negotiated, pledged or hypothecated in any way (whether by operation of law or otherwise), and the Option shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, negotiate, pledge or hypothecate the Option, or in the event of any levy upon the Option by reason of any execution, attachment or similar process contrary to the provisions hereof, the Option shall immediately become null and void. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

8. No Rights of Stockholders. Neither the Optionee nor any personal representative (or beneficiary) shall be, or shall have any of the rights and privileges of, a stockholder of the

Company with respect to any Shares purchasable or issuable upon the exercise of the Option, in whole or in part, prior to the date on which the Shares are issued.

9. Acceleration of Exercisability of Option.

(a) Acceleration Upon Certain Terminations or Cancellations of Option. This Option shall become immediately fully exercisable in the event that, prior to the termination of the Option pursuant to Section 6 hereof, (i) the Option is terminated pursuant to Section 6(b)(i) hereof, or (ii) the Company exercises its discretion to provide a cancellation notice with respect to the Option pursuant to Section 6(b)(ii) hereof.

(b) Acceleration Upon Change in Control. This Option shall become immediately fully exercisable in the event that, prior to the termination of the Option pursuant to Section 6 hereof, and during the Optionee’s Continuous Service, there is a “Change in Control”, as defined in any employment agreement to which the Company and the Optionee are then parties.

10. No Right to Continued Employment. Neither the Option nor this Agreement shall confer upon the Optionee any right to continued employment or service with the Company.

11. Law Governing. This Agreement shall be governed in accordance with and governed by the internal laws of the Commonwealth of Massachusetts.

12. Administration; Interpretation. The Option shall be administered by the Board or s committee designated by the Board (the “Committee”) to administer stock option or equity incentive plans adopted by the Company from time to time. The Optionee hereby accepts as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under this Agreement, unless shown to have been made in an arbitrary and capricious manner.

13. Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or when deposited in the United States mail, registered, postage prepaid, and addressed, in the case of the Company, to the Company’s Secretary at 7 Wells Avenue, Newton, Massachusetts 02459 Attn: Chief Financial Officer or Chief Operating Officer, or if the Company should move its principal office, to such principal office, and, in the case of the Optionee, to the Optionee’s last permanent address as shown on the Company’s records, subject to the right of either party to designate some other address at any time hereafter in a notice satisfying the requirements of this Section.

14. Section 409A.

(a) It is intended that the Option awarded pursuant to this Agreement be exempt from Section 409A of the Code (“Section 409A”) because it is believed that (i) the Exercise Price may never be less than the fair market value of a Share on the Grant Date and the number of shares subject to the Option is fixed on the original Grant Date, (ii) the transfer or exercise of the Option is subject to taxation under Section 83 of the Code and Treas. Reg. 1.83-7, and (iii) the Option does not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the Option. The provisions of this Agreement shall be interpreted in a manner consistent with this intention, and the provisions of this Agreement may not be amended, adjusted, assumed or substituted for, converted or otherwise modified without the Optionee’s prior written consent if and to the extent that the Company believes or reasonably should believe that such amendment, adjustment, assumption or substitution, conversion or modification would cause the award to violate the requirements of Section 409A. In the event that either the Company or the Optionee believes, at any time, that any benefit or right under this Agreement is subject to Section 409A, then the Committee may (acting alone and without any required consent of the Optionee) amend this Agreement in such manner as the Committee deems necessary or appropriate to be exempt from or otherwise comply with the requirements of Section 409A (including without limitation, amending the Agreement to increase the Exercise Price to such amount as may be required in order for the Option to be exempt from Section 409A).

(b) Notwithstanding the foregoing, the Company does not make any representation to the Optionee that the Option awarded pursuant to this Agreement is exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless the Optionee or any Beneficiary for any tax, additional tax, interest or penalties that the Optionee or any Beneficiary may incur in the event that any provision of this Agreement, or any amendment or modification thereof or any other action taken with respect thereto, that either is consented to by the Optionee or that the Company reasonably believes should not result in a violation of Section 409A, is deemed to violate any of the requirements of Section 409A.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 7th day of March, 2011.

COMPANY:

PRO-PHARMACEUTICALS, INC., a Nevada corporation

By:	/s/ Anthony D. Squeglia
Name:	Anthony D. Squeglia
Title:	Chief Financial Officer

The Optionee represents that he or she has reviewed the provisions this Agreement, is familiar with and understands its terms and provisions, and hereby accepts this Option subject to all of the terms and provisions of the Agreement. The Optionee further represents that he or she has had an opportunity to obtain the advice of counsel prior to executing this Agreement.

Dated: March 7, 2011	OPTIONEE:

	By:	/s/ Peter G. Traber, M.D.
Peter G. Traber, M.D.

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